Exhibit 99.1

Royal & Sun Alliance Insurance Group plc
Royal & Sun Alliance ESOP Trust No.2

On instructions from Royal & Sun Alliance Insurance Group plc, Mourant & Co. Trustees Limited as trustee of the Royal & Sun Alliance Executive Share Ownership Plan No.2 (“ESOP No.2”) purchased 2,341,694 ordinary shares of 27.5p each in the Company at a price of 76.87p per share on 24 March 2003.

The executive directors of Royal & Sun Alliance Insurance Group plc, being Messrs Robert John Gunn and Julian Christopher Hance have an interest in the shares held in ESOP No.2 as potential beneficiaries of this trust.

–ENDS–

Enquiries to:

Jackie Fox

Tel: +44 (0)20 7569 6042